Exhibit 99.1

IperionX Limited
UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the interim periods ended December 31, 2025 and 2024
F-1

IperionX Limited
UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME
FOR THE INTERIM PERIODS ENDED DECEMBER 31, 2025 AND 2024

		Six Months Ended
	Notes	December 31, 2025	December 31, 2024
		US$	US$
Continuing operations
Research and development costs		(10,785,188)	(6,809,195)
Exploration and evaluation expenses		(3,298,759)	(1,393,608)
Corporate and administrative expenses		(16,211,542)	(3,276,853)
Business development expenses		(1,649,418)	(2,154,733)
Share-based payment expenses	13	(4,665,849)	(6,908,182)
Finance income		1,197,169	4,419,753
Finance costs		(1,430,404)	(152,790)
Other income and expenses		2,075,875	38,737
Loss before income tax		(34,768,116)	(16,236,871)
Income tax expense		-	-
Loss for the period		(34,768,116)	(16,236,871)
Loss attributable to shareholders of IperionX Limited		(34,768,116)	(16,236,871)

Other comprehensive income/(loss)
Items that may be reclassified subsequently to profit or loss:
Exchange differences arising on translation into presentation currency		1,306,846	(4,892,234)
Other comprehensive loss for the period, net of tax		1,306,846	(4,892,234)
Total comprehensive loss for the period		(33,461,270)	(21,129,105)
Total comprehensive loss attributable to shareholders of IperionX Limited		(33,461,270)	(21,129,105)

Basic loss per share (US$ per share)		(0.10)	(0.06)
Diluted loss per share (US$ per share)		(0.10)	(0.06)
The above Condensed Consolidated Statement of Profit or Loss and other Comprehensive Income should be read in conjunction with the accompanying notes.

IperionX Limited
UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION
AS OF DECEMBER 31, 2025 AND JUNE 30, 2024

	Notes	December 31, 2025	June 30, 2025
		US$	US$
ASSETS
Current Assets
Cash and cash equivalents		65,826,830	54,814,125
Trade and other receivables	4	1,154,337	823,268
Prepayments and other assets	5	2,165,290	3,238,894
Inventories	6	425,712	-
Total Current Assets		69,572,169	58,876,287

Non-Current Assets
Property, plant and equipment	7	35,936,076	25,197,638
Intangible assets	8	12,911,649	13,550,993
Exploration and evaluation assets	9	7,515,238	6,512,326
Prepayments and other assets	5	3,220,982	897,735
Total Non-Current Assets		59,583,945	46,158,692
TOTAL ASSETS		129,156,114	105,034,979

LIABILITIES
Current Liabilities
Trade and other payables	10	10,367,158	7,489,397
Provisions	10	5,795,320	467,001
Loans and borrowings	11	1,106,387	472,018
Total Current Liabilities		17,268,865	8,428,416

Non-Current Liabilities
Other long term liability		333,000	700,000
Loans and borrowings	11	3,352,359	3,462,564
Total Non-Current Liabilities		3,685,359	4,162,564
TOTAL LIABILITIES		20,954,224	12,590,980

NET ASSETS		108,201,890	92,443,999

EQUITY
Contributed equity	12	243,329,280	197,985,920
Reserves	13	8,871,451	3,688,804
Accumulated losses		(143,998,841)	(109,230,725)
TOTAL EQUITY		108,201,890	92,443,999
The above Condensed Consolidated Statement of Financial Position should be read in conjunction with the accompanying notes.

IperionX Limited
UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
FOR THE INTERIM PERIODS ENDED DECEMBER 31, 2025 AND 2024

	Notes	Contributed Equity	Share-Based Payments Reserve	Foreign Currency Translation Reserve	Accumulated Losses	Total Equity
		US$	US$	US$	US$	US$

Balance at June 30, 2025		197,985,920	6,469,201	(2,780,397)	(109,230,725)	92,443,999
Net loss for the period		-	-	-	(34,768,116)	(34,768,116)
Exchange differences arising on translation into presentation currency		-	-	1,306,846	-	1,306,846
Total comprehensive loss for the period		-	-	1,306,846	(34,768,116)	(33,461,270)
Issue of shares – share placement		45,717,352	-	-	-	45,717,352
Issue of shares – exercise of options		971,471	(405,315)	-	-	566,156
Issue of shares – conversion of RSU's		384,731	(384,733)	-	-	(2)
Share issue costs		(1,730,194)	-	-	-	(1,730,194)
Share-based payment expense		-	4,665,849	-	-	4,665,849
Balance at December 31, 2025		243,329,280	10,345,002	(1,473,551)	(143,998,841)	108,201,890

Balance at June 30, 2024		112,959,638	13,440,265	(1,178,258)	(73,882,050)	51,339,595
Net loss for the period		-	-	-	(16,236,871)	(16,236,871)
Exchange differences arising on translation into presentation currency		-	-	(4,892,234)	-	(4,892,234)
Total comprehensive loss for the period		-	-	(4,892,234)	(16,236,871)	(21,129,105)
Issue of shares - share placement		70,919,564	-	-	-	70,919,564
Issue of shares - exercise of options		123,737	-	-	-	123,737
Issue of shares - conversion of RSUs		349,032	(349,032)	-	-	-
Issue of shares - conversion of rights		13,059,034	(13,059,034)	-	-	-
Share issue costs		(2,619,570)	-	-	-	(2,619,570)
Share-based payment expense		-	6,908,182	-	-	6,908,182
Balance at December 31, 2024		194,791,435	6,940,381	(6,070,492)	(90,118,921)	105,542,403
The above Condensed Consolidated Statement of Changes in Equity should be read in conjunction with the accompanying notes.

IperionX Limited
UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE INTERIM PERIODS ENDED DECEMBER 31, 2025 AND 2024

	Six Months Ended
	December 31, 2025	December 31, 2024
	US$	US$
Operating activities
Payments to suppliers and employees	(17,763,598)	(13,134,633)
Receipts from third-parties	29,325	500,000
Interest paid	(145,895)	(120,143)
Interest received	1,190,039	1,005,970
Income tax paid	(12,625)	-
Net cash flows used in operating activities	(16,702,754)	(11,748,806)

Investing activities
Purchase of property, plant and equipment	(14,415,687)	(4,067,215)
Proceeds from sale of property, plant and equipment	-	9,416
Purchases of intangible assets	(889,711)	(6,500,000)
Purchase of exploration and evaluation assets	(1,002,912)	(416,643)
Other investing	(73,694)	-
Net cash flows used in investing activities	(16,382,004)	(10,974,442)

Financing activities
Proceeds from issue of shares	46,283,511	71,043,301
Share issue costs	(1,744,944)	(2,563,410)
Repayment of borrowings	(351,043)	(3,129)
Payment of principal portion of lease liabilities	(263,121)	(270,541)
Net cash flows from financing activities	43,924,403	68,206,221

Net increase in cash and cash equivalents	10,839,645	45,482,973
Net foreign exchange differences	173,060	(1,514,470)
Cash and cash equivalents at beginning of the period	54,814,125	33,157,356
Cash and cash equivalents at the end of the period	65,826,830	77,125,859

Supplemental cash flow information:
Property, plant, equipment and intangible additions in accounts payable and other accrued liabilities	2,508,971	734,708
Insurance premiums financed	1,056,797	-
The above Condensed Consolidated Statement of Cash Flows should be read in conjunction with the accompanying notes.

IperionX Limited
NOTES TO AND FORMING PART OF THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED DECEMBER 31, 2025 AND 2024
1.    STATEMENT OF MATERIAL ACCOUNTING POLICIES
IperionX is a for-profit company limited by shares, incorporated and domiciled in Australia. Our ordinary shares are listed on the Australian Securities Exchange, or ASX, under the symbol “IPX”, and our American Depository Shares, or ADSs, each representing ten (10) of our ordinary shares, are listed on the Nasdaq Capital Market, or Nasdaq, under the symbol “IPX”.
The principal activities of the Group during the period consisted of the development of its titanium metal technologies and the development of its mineral properties in the United States.
The Group is operating a U.S. based, integrated titanium business to support a range of advanced industries, including consumer electronics, aerospace, defense, medical, bicycles, additive manufacturing, and automotive. We expect to offer a range of titanium products and alloys for customers across these key industries.
Our portfolio of assets includes our operations at the Titanium Manufacturing Campus in Halifax County, Virginia; our Titan Project in Tennessee, which is in the exploration stage; and IPF R&D center in Salt Lake City, Utah, that together are re-shoring a sustainable titanium supply chain in the U.S.
The unaudited interim condensed consolidated financial statements of IperionX and its subsidiaries (the “consolidated Entity” or the “Group”) for the six months ended December 31, 2025 (the “Interim Financial Statements”) were authorized for issue in accordance with a resolution of the Directors on March 12, 2026.
(a)    Basis of preparation
The Interim Financial Statements have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting issued by the International Accounting Standard Board (“IASB”). The preparation of the Interim Financial Statements requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses on a year-to-date basis. Actual results may differ from those estimates.
The Interim Financial Statements do not include all the notes of the type normally included in annual financial statements and are not necessarily indicative of the results of operations and cash flows expected for the year ended June 30, 2026. Accordingly, the Interim Financial Statements are to be read in conjunction with the annual consolidated financial statements of the Group for the year ended June 30, 2025. In the opinion of management, the accompanying Interim Financial Statements reflect all adjustments consisting only of normal recurring adjustments, which are necessary for a fair presentation of the financial results of such period. The financial report has been prepared on a historical cost basis and is presented in United States dollars (US$ or $).
The accounting policies and methods of computation adopted in the preparation of the Interim Financial Statements are consistent with those adopted and disclosed in the annual consolidated financial statements of the Group for the year ended June 30, 2025, except as disclosed below. These accounting policies are consistent with International Financial Reporting Standards as issued by the IASB.
Going concern
The Interim Financial Statements have been prepared on the going concern basis, which contemplates the continuity of normal business activity and the realization of assets and the settlement of liabilities in the normal course of business.
The Group had net outflows from operating and investing activities of US$(33.1) million for the six months ended December 31, 2025 (2024: US$(22.7) million). At December 31, 2025, the Group has cash and cash equivalents of US$65.8 million (June 30, 2025: US$54.8 million).

On October 10, 2025, the Company completed the placement of 14 million new fully paid ordinary shares at A$5.00 per share, to raise gross proceeds of A$70 million (approximately US$46.0 million) before costs.
The Company's current financial projections, support the Company's ability to meet its obligations as they become due for at least one year from the issuance of these financial statements. No adjustments are required to the carrying amounts or classification of assets and liabilities in the financial statements.
(b)    New standards, interpretations and amendments
In the current period, the Group has adopted all of the new and revised Accounting Standards and Interpretations effective from July 1, 2025 that are mandatory.
The adoption of the aforementioned standards has had no impact on the financial statements of the Company as at December 31, 2025. The Group has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.
(c) Accounting for Government Funding Arrangements
The U.S. government has invested significant resources to re-shore to the U.S. a secure domestic titanium supply chain. As of December 31, 2025, the Company has received awards under the U.S. DPA and Industrial Base Analysis and Sustainment (“IBAS”) funding programs in the amount of US$59.8 million, of which US$55.2 million has been obligated as of December 31, 2025 under contracts as described below. These contracts are accounted for under IAS 20, Accounting for Government Grants and Disclosure of Government Assistance.
Funding under DPA US12.7 million
In October 2023, IperionX executed a US$12.7 million contract in funding under the United States Department of War (“U.S. DoW”) DPA Title III authorities to address the U.S. titanium supply chain vulnerabilities. The government share will be matched with US$13.4 million in funding from IperionX, for a total funding amount of US$26.1 million. This funding is being applied towards the Group’s Titanium Production Facility in Virginia. The agreement has an initial term of 39 months, scheduled to terminate on January 30, 2027, and provides that it may be extended by mutual agreement. Under the agreement, the Company and the U.S. government have agreed to use best efforts to achieve the goals of the agreement, which include the Company conducting a research and development program with respect to titanium technology.
As of December 31, 2025, the Company has procured assets on behalf of the government that cost approximately US$12.7 million, (June 30, 2025: US$10.3 million). These costs will be fully reimbursed pursuant to the terms of the agreement. As of December 31, 2025, the Company has received cash reimbursements totaling US$10.3 million from the U.S. DoW. The remaining amount due of US$2.4 million has been recorded as a receivable, of which US$1.1 million is classified as current and US$1.3 million as other non-current contract assets. The non-current portion represents retainage that is payable upon completion of the contract in accordance with the terms of the agreement. The Company anticipates fulfilling all remaining obligations under the agreement by the end of fiscal year 2027.
Funding under IBAS US$47.1 million
In February 2025, the Company was awarded up to US$47.1 million by the U.S. DoW to strengthen the U.S. Defense Industrial Base by accelerating the scale-up of a resilient, low-cost, and fully-integrated U.S. mineral-to-metal titanium supply chain. The grant will be matched with US$49.2 million in funding by IperionX, for a total funding amount of US$96.3 million. This funding aims to bolster the U.S. defense Industrial base by developing a fully integrated, low-cost titanium supply chain sourced domestically. The project scope under the IBAS program had been revised to prioritize accelerated expansion of IperionX’s titanium metal and manufacturing production capacity at IperionX’s Virginia Titanium Manufacturing Campus.
As part of the initial phase, the DoW has obligated US$5.0 million to expedite the Titan Critical Minerals Project in Tennessee to ‘shovel-ready’ status, an important milestone in securing a new domestic source of titanium, rare earths and zircon critical minerals. The DoW obligated an additional US$12.5 million in August of 2025, and another US$25.0 million in September of 2025, through the IBAS program to purchase orders for long-lead, major capital equipment required for the next stage of capacity scale-up to over 1,400 metric tons per year at the Virginia Titanium Manufacturing Campus. Total obligations now stand at US$42.5 million as of December 31, 2025 with the remaining US$4.6 million obligated in January of 2026. Government reimbursements provided as grants are subject to conditional funding provisions. Grants for the initial phase are recognized as “Other income and expenses” in the consolidated statements of profit and loss and other comprehensive income, once all conditions for reimbursement are met.
2.    SEGMENT INFORMATION
IFRS 8 requires operating segments to be identified on the basis of internal reports about components of the Consolidated Entity that are regularly reviewed by the chief operating decision maker in order to allocate resources to the segment and to assess its performance. The Consolidated Entity operates in one segment, being exploration and evaluation of mineral properties in the U.S. and research and development of associated metals technologies to support an integrated titanium processing operation.
3.    DIVIDENDS PAID OR PROVIDED FOR ON ORDINARY SHARES
No dividends have been paid or proposed for the six months ended December 31, 2025 (December 31, 2024: nil).
4.    TRADE AND OTHER RECEIVABLES

	December 31, 2025	June 30, 2025
	US$	US$
Current
Receivables from U.S. Government(1)	1,112,458	774,248
Receivables from other third-parties	41,879	49,020
Total trade and other receivables	1,154,337	823,268
Notes:
(1)See Note 1(c) for additional details.
5.    PREPAYMENTS AND OTHER ASSETS

	December 31, 2025	June 30, 2025
	US$	US$
Current
Construction prepayments	1,036,849	2,741,220
Other prepayments	1,128,441	497,674
Total current prepayments	2,165,290	3,238,894

Non-current
Other non-current contract assets from U.S. Government(1)	1,270,000	-
Security deposits	447,647	438,704
Other non-current prepayments	1,503,335	459,031
Total non-current prepayments and other assets	3,220,982	897,735
Notes:
(1)See Note 1(c )

6.    INVENTORY
The Company values its inventories at the lower of cost or estimated net realizable value. Inventory consumed prior to commercialization was expensed as research and development expense as incurred. The Company determines the cost of its inventories on a first-in, first-out basis. The Company performs an assessment of the recoverability of capitalized inventory during each reporting period, and it writes down any excess and obsolete inventories to their estimated net realizable value in the period in which the impairment is first identified. Such impairment charges, if they occur, are recorded within cost of product sales.

	December 31, 2025	June 30, 2025
	US$	US$
Raw materials	425,712	—
Total Inventory	425,712	—
At 31 December 2025, no inventory was pledged as security for liabilities.
7.    PROPERTY, PLANT AND EQUIPMENT

	Plant and equipment	Right-of- use assets	Total
	US$	US$	US$
Six Months ended December 31, 2025
Carrying amount at June 30, 2025	21,445,038	3,752,600	25,197,638
Additions	14,445,370	81,552	14,526,922
Disposals	(2,392,942)	(93,686)	(2,486,628)
Depreciation	(941,094)	(360,762)	(1,301,856)
Carrying amount at December 31, 2025	32,556,372	3,379,704	35,936,076
- at cost	35,034,333	4,367,524	39,401,857
- accumulated depreciation and impairment	(2,477,961)	(987,820)	(3,465,781)

Six Months ended December 31, 2024
Carrying amount at June 30, 2024	6,188,697	1,585,115	7,773,812
Additions	5,884,582	2,924,314	8,808,896
Depreciation	(256,919)	(397,122)	(654,041)
Carrying amount at December 31, 2024	11,816,360	4,112,307	15,928,667
- at cost	12,332,678	5,407,386	17,740,064
- accumulated depreciation and impairment	(516,318)	(1,295,079)	(1,811,397)

Carrying amount at June 30, 2025	21,445,038	3,752,600	25,197,638
- at cost	22,350,584	5,444,538	27,795,122
- accumulated depreciation and impairment	(905,546)	(1,691,938)	(2,597,484)

8.    INTANGIBLES

Intellectual property rights
US$
Six months ended December 31, 2025
Carrying amount at June 30, 2025, (net of accumulated amortization of $768,128)	13,550,993
Additions	9,588
Amortization	(648,932)
Carrying amount at December 31, 2025	12,911,649
- at cost	14,328,709
- accumulated amortization	(1,417,060)

Six months ended December 31, 2024
Carrying amount at June 30, 2024	-
Additions	8,757,289
Transfers from prepayments	5,513,206
Amortization	(122,039)
Carrying amount at December 31, 2024	14,148,456
- at cost	14,270,495
- accumulated amortization	(122,039)
Notes:
(1) During the prior six month period ended December 31, 2024, the Group exercised its exclusive option to purchase intellectual property rights of Blacksand Technology, LLC. The group now holds the exclusive commercial licensing rights for more than 40 global patents through a license agreement with the University of Utah including the global patents for patented technologies that can produce low-cost and low-carbon titanium metal. As consideration for the option, IperionX has made or will make payments totaling US$14.3 million (of which US$12.1 million was paid in prior periods, US$0.9 million was paid during the six months ended December 31, 2025).
9.    EXPLORATION AND EVALUATION ASSETS

Titan Project (1)
US$
Six months ended December 31, 2025
Carrying amount at June 30, 2025	6,512,326
Additions	1,002,912
Carrying amount at December 31, 2025	7,515,238

Six months ended December 31, 2024
Carrying amount at June 30, 2024	6,114,061
Additions	416,643
Carrying amount at December 31, 2024	6,530,704
Notes:
(1)As of December 31, 2025, the Titan Project comprised approximately 10,086 acres of surface and associated mineral rights in Tennessee, of which approximately 1,486 acres are owned by IperionX, approximately 674 acres are subject to long-term lease by IperionX, and approximately 7,926 acres are subject to exclusive option agreements with IperionX. These exclusive option agreements, upon exercise, allow IperionX to lease or, in some cases, purchase the surface property and associated mineral rights.
(2)The ultimate recoupment of costs carried forward for exploration and evaluation is dependent on the successful development and commercial exploitation or sale of the respective areas of interest.
10.    TRADE AND OTHER PAYABLES

	December 31, 2025	June 30, 2025
	US$	US$
Current
Trade payables	5,201,257	6,004,071
Accruals	2,193,103	1,307,087
Employee benefits and other payables	2,972,798	178,239
Total trade and other payables	10,367,158	7,489,397

Other provisions	5,795,320	467,001
Total provisions	5,795,320	467,001
Other provisions consist of accruals for certain employee benefit obligations as well as an estimate for the settlement of certain legal claims. On February 23, 2026, subsequent to the reporting date, a full and final settlement of a legal claim made during 2025 was executed for total consideration of US$5.8 million, part of which was satisfied through the issuance of Company shares. As the settlement had not been finalized as at the reporting date of December 31, 2025, a provision was appropriately measured at US$5.8 million.
11.    LOANS AND BORROWINGS

	Other Loans and Borrowings	Lease Liabilities	Total Loans and Borrowings
	US$	US$	US$
Carrying amount at December 31, 2025	724,821	3,733,925	4,458,746
Current	715,433	390,954	1,106,387
Non-Current	9,388	3,342,971	3,352,359

Carrying amount at June 30, 2025	19,067	3,915,515	3,934,582
Current	6,764	465,254	472,018
Non-Current	12,303	3,450,261	3,462,564

12.    CONTRIBUTED EQUITY

	December 31, 2025	June 30, 2025
	US$	US$
Issued capital
336,322,679 (June 30, 2025: 319,927,854) fully paid ordinary shares	243,329,280	197,985,920
We do not have a limit on our authorized share capital and the concept of par value is not recognized under Australian law.
(a)    Movements in issued capital

	Number of Ordinary Shares	Number of Class A Performance Shares	Number of Class B Performance Shares	US$
Six months ended December 31, 2025
Opening balance at June 30, 2025	319,927,854	-	19,800,000	197,985,920
Issue of shares – share placements	14,000,000	-	-	45,717,352
Issue of shares – exercise of options	2,047,489	-	-	971,471
Issue of shares – conversion of RSUs	347,306	-	-	384,731
Issue of shares – conversion of performance shares	30	-	(19,800,000)	-
Share issue costs	-	-	-	(1,730,194)
Closing balance at December 31, 2025	336,322,679	-	-	243,329,280

Six months ended December 31, 2024
Opening Balance June 30, 2024	257,244,759	19,800,000	19,800,000	112,959,638
Issue of shares – share placements	34,951,630	-	-	70,919,564
Issue of shares – exercise of options	900,000	-	-	123,737
Issue of shares – conversion of rights	22,273,335	-	-	13,059,034
Issue of shares – conversion of RSUs	476,494	-	-	349,032
Issue of shares – conversion of performance shares	30	(19,800,000)	-	-
Share issue costs	-	-	-	(2,619,570)
Closing balance at December 31, 2024	315,846,248	-	19,800,000	194,791,435
On October 10, 2025, the Company completed the placement of 14,000,000 new fully paid ordinary shares at A$5.00 per share, to raise gross proceeds of A$70 million (approximately US$46 million) before costs.
Subsequent to December 31,2025 through the date of this report the Company issued an aggregate of 3,061,391 ordinary shares following (a) the conversion of 1,788,212 employee incentive securities and (b) the satisfaction of obligations through the issuance of 1,273,179 ordinary shares in lieu of cash under certain third-party agreements.
As of March 12, 2026, the Company has 339,384,070 ordinary shares issued and outstanding.

13.    RESERVES

	December 31, 2025	June 30, 2025
	US$	US$
Share-based payments reserve	10,345,002	6,469,201
Foreign currency translation reserve	(1,473,551)	(2,780,397)
	8,871,451	3,688,804
Movements in share-based payments reserve during the period

	Number of Unlisted Options	Number of Performance Rights	No. of Restricted Stock Units	US$
Six months ended December 31, 2025
Opening balance at June 30, 2025	12,904,118	7,504,409	4,798,225	6,469,201
Grant of employee options, rights and RSUs	235,000	109,000	130,875	-
Exercise of options, rights and RSUs	(2,118,279)	-	(347,306)	(790,048)
Expiry of options/ rights	(8,000,000)	(150,000)	-	-
Lapse/forfeiture of employee rights and RSUs	-	(80,000)	-	-
Share-based payment expense	-	-	-	4,665,849
Closing balance at December 31, 2025	3,020,839	7,383,409	4,581,794	10,345,002

Six months ended December 31, 2024
Opening balance at June 30,2024	11,749,372	27,469,335	4,377,034	13,440,265
Grant of employee rights and RSUs	-	1,815,000	195,076	-
Exercise of options, rights and RSUs	(900,000)	-	-	-
Conversion of rights and RSUs	-	(22,273,335)	(476,494)	(13,408,065)
Expiry of employee rights	-	(90,000)	-	-
Share-based payment expense	-	-	-	6,908,182
Closing balance at December 31, 2024	10,849,372	6,921,000	4,095,616	6,940,382

14.    SUBSIDIARIES
(a)    Subsidiaries

		Equity Interest
	Country of	December 31, 2025	December 31, 2024
	Incorporation	%	%
Hyperion Metals (Australia) Pty Ltd	Australia	100	100
IperionX Critical Minerals LLC	United States	100	100
IperionX Technology LLC	United States	100	100
IperionX Inc.	United States	100	100

(b)    Ultimate Parent
IperionX Limited is the ultimate parent of the Group.
15.    CONTINGENT ASSETS AND LIABILITIES
Titan Project
The Titan Project is prospective for critical mineral sands including titanium minerals, rare earth minerals, high grade silica sand and zircon minerals. At December 31, 2025, the Group had entered into exclusive option agreements with local landowners in Tennessee, in relation to its Titan Project, which upon exercise, allows the Group to lease or, in some cases purchase, the acres of surface property and the associated mineral rights from the local landowners. As of December 31, 2025, the Titan Project comprised approximately 10,086 acres of surface and associated mineral rights in Tennessee, of which approximately 1,486 acres are owned by IperionX, approximately 674 acres are subject to long-term lease by IperionX, and approximately 7,926 acres are subject to exclusive option agreements with IperionX. During the option period, our option agreements provide us with exclusive right to access, enter, occupy and use the surface property for all purposes related to exploring for and evaluating all minerals in return for making annual option payments and bonus payments during periods when we conduct drilling. Upon exercise, in the case of an option to lease, the Company will pay a production royalty to the landowners, subject to a minimum royalty. Upon exercise, in the case of a purchase, the Company will pay cash consideration approximating the fair market value of the property, excluding the value of any minerals, plus a premium.
On August 26, 2025, the Company announced that the U.S. DoW had obligated US$12.5 million under IperionX’s previously announced US$47.1 million award to strengthen the U.S. Defense Industrial Base by accelerating the scale-up of a resilient, low-cost, and fully-integrated U.S. mineral-to-metal titanium supply chain. The US$12.5 million was applied to purchase orders for long-lead, major capital equipment required for the next stage of capacity scale-up to over 1,400 metric tons per year at the Virginia Titanium Manufacturing Campus.
On September 26, 2025, the Company announced that the DoW obligated an additional US$25.0 million under IperionX’s previously announced US$47.1 million award bringing the total obligated award to US$42.5 million, with the remaining US$4.6 million to be obligated through the end of the contract term.
16.    EVENTS SUBSEQUENT TO BALANCE DATE
On January 16, 2026, the company announced that the U.S. DoW through its IBAS program, has obligated the final US$4.6 million under IperionX’s previously awarded US$47.1 million million award.
Additionally, the U.S. Government has transferred ~290 metric tons (320 short tons) of high-quality titanium alloy (Ti64) scrap metal to IperionX for no cost, which is material that is surplus to the U.S. Government needs. The scrap metal is equivalent to approximately 1.5 years’ worth of IperionX’s titanium feedstocks at the existing full operating capacity of 200 metric tons per year.
On January 22, 2026, the company announced that it has received a US$0.3 million prototype purchase order from American Rheinmetall for the production of 700 lightweight titanium components for U.S. Army heavy ground combat systems. This initial purchase order has the potential to lead to a significantly larger agreement upon successful delivery of this initial scope of work.
Other than the above, as at the date of this report there are no other matters or circumstances which have arisen since December 31, 2025 that have significantly affected or may significantly affect:
•the operations, in financial years subsequent to December 31, 2025, of the Group;
•the results of those operations, in financial years subsequent to December 31, 2025, of the Group; or
•the state of affairs, in financial years subsequent to December 31, 2025, of the Group.